Exhibit 99.1

Psyence Biomedical Announces Effective Date for 1-for-75 Share Consolidation

NEW YORK, November 19, 2024 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced an effective date for its previously-announced share consolidation. At its Annual General and Special Meeting of Shareholders, which was held on November 12, 2024, Psyence Biomed’s shareholders approved a consolidation of the Company’s common shares at a ratio of up to 1 common share for every 75 common shares held, with the final ratio to be determined by the Company’s board of directors (the “Board”). Also, as previously announced, the Board approved a 1-for-75 consolidation of its outstanding common shares, which the Company intends to be effective at 5:00pm ET on Friday, November 22, 2024.

The Company's common shares will begin trading on a post-consolidated basis at the opening of the market on Monday, November 25, 2024. Following the consolidation, the Company's common shares will continue to trade under the symbol 'PBM' with the new CUSIP number 74449F209. The consolidation is part of the Company's plan to regain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5450(a)(1) (the “Nasdaq Rule 5450”) for continued listing on The Nasdaq Global Market.

At the effective time of the consolidation, every 75 issued and outstanding shares of the Company's common shares will automatically be combined into one issued and outstanding share of the Company's common shares (having no par value per share). The number of shares and the exercise price of the Company’s outstanding warrants will also be adjusted for the consolidation in accordance with the terms of such warrants.

No fractional common shares of the Company will be issued if, as a result of the consolidation, a shareholder would otherwise be entitled to a fractional share. Instead, any fractional common shares resulting from the consolidation will be rounded down to the nearest whole share if the fraction is less than one-half of a share and will be rounded up to the nearest whole share if the fraction is at least one-half or a share. The shares underlying the Company’s outstanding equity awards and warrants will be adjusted accordingly. The consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s common shares, except for adjustments that may result from the treatment of fractional shares.

Continental Stock Transfer & Trust Company is acting as the exchange agent and transfer agent for the consolidation. Shareholders holding their shares in book-entry form or in brokerage accounts need not take any action in connection with the consolidation. Beneficial holders are encouraged to contact their bank, broker or custodian with any procedural questions.

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding effective date of the share consolidation referred to in this news release, the expected commencement date of its common shares trading on a split-adjusted basis and the decision regarding the Company’s continued listing on The Nasdaq Global Market. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in effecting the share consolidation.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in effecting the share consolidation (ii) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (iii) the effectiveness of an increased pool of available shares under the 2023 Plan in incentivizing current employees and attracting future talent; and (iv) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the proposed share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.